ARTICLES OF AMENDMENT TO

ENHANCE-YOUR-REPUTATION.COM, INC.

THE UNDERSIGNED, being the president of Enhance-Your-Reputation.com, Inc., a Florida corporation, does hereby amend its Articles of Incorporation as follows:

ARTICLE I

NAME

1.

Effective February 1, 2015 to change the name of this corporation to Force Protection Video Equipment Corp.

ARTICLE VII

OFFICERS AND DIRECTORS

1.

Effective February 1, 2015, Paul Feldman became the Company’s President, Secretary, Chief Executive Officer and Chief Financial Officer and Douglas Ward ceased to be an officer and director of the Company.

I hereby certify that the following was adopted by a majority vote of the shareholders and directors of the corporation on January 28, 2015 and that the number of votes cast was sufficient for approval.

IN WITNESS WHEREOF, I have hereunto subscribed to and executed this Amendment to Articles of Incorporation on January 28, 2015.

/s/Douglas Ward

Douglas Ward, President

1